UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 17, 2023

(Date of Report (Date of earliest event reported))

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321 Fort Lauderdale, FL	33301
(Address of principal executive offices)	(ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

See Item 9.01 below

Item 6. Changes in Control of Issuer

See Item 9.01 below

Item 7. Departure of Certain Officers

See Item 9.01 below

Item 8. Certain Unregistered Sales of Equity Securities

See Item 9.01 below

Item 9. Other Events

The Company has entered into an Acquisition Agreement (the “AA”), appended as Exhibit1hereto with Direct Capital Investment Group, Inc. (“DCIG”) a Delaware corporation resulting in a change in control of the company from Anastasia Shishova (“Shishova”) to James Anderson (“Andersen”) the sole shareholder of DCIG who acquired a controlling interest in the Company pursuant to the AA. (the “Acquisition”) Details of the Acquisition are disclosed in Exhibit 1.

Previously, on June 1, 2023 pursuant to a Securities Purchase Agreement (the “DMI SPA”) appended as Exhibit 2 hereto, in which details of the DMI SPA are disclosed, DCIG  purchased  all of the then outstanding stock of Direct Mortgage Investors, Inc. (“DMI”), a Delaware corporation wholly owned by Anderson which owns and operates a mortgage origination company licensed in 17 states in the U.S. mid-Atlantic area whose website can be found at www.MTG101.com. As a result of the DCIG/DMI acquisition, the Company will focus exclusively on operating and expanding the mortgage lending business and will cease all its existing business operations.

For the year ended December DMI had (unaudited) revenues of $6,324,163 of and a loss of $1,669,892. For the period commencing January 1, 2023 and ending May 26, 2023 had (unaudited) revenue of $1,827,307 and a loss of $20,583.

In conjunction with the Acquisition, current Company CEO and Sole Director Anastasia Shishova appointed Anderson to be President, CEO and Director of the Company and Glen Gomez, an experienced mortgage professional as a Director of the Company and resigned  her officer and director positions with the Company, effective immediately.  Mr. Anderson's extensive mortgage expertise and proven DMI track record make him the ideal candidate to guide the Company going forward.

Exhibits

1                 Direct Capital Acquisition Agreement

2                 Direct Capital Securities Purchases Agreement

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated July 23, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Date: June 26, 2023	By:	/s/ James Anderson
	Name:	James Anderson
	Title:	CEO

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